June 28, 2010

Trust for Professional Managers
615 East Michigan Street, 2nd Floor
Milwaukee, WI  53202

Ladies and Gentlemen:

We consent to the incorporation by reference in this Registration Statement of our opinions dated September 28, 2007 and October 14, 2008 regarding the sale of Class I and Class A shares, respectively, of the Alternative Strategies Mutual Fund, a series of Trust for Professional Managers.  In giving this consent, however, we do not admit that we are “experts” within the meaning of Section 11 of the Securities Act of 1933, as amended, or within the category of persons whose consent is required by Section 7 of said Act.

Very truly yours,

/s/ Godfrey & Kahn, S.C.

GODFREY & KAHN, S.C.

Offices in Milwaukee, Madison, Waukesha, Green Bay & Appleton, WI; andWashington, DC
Godfrey & Kahn is a member of Terralex®, a worldwide network of independent law firms.